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                                                                  EXHIBIT (a)(4)

                                  SUPPLEMENT TO
                              OFFER TO PURCHASE BY
                             AIMCO PROPERTIES, L.P.
             OF ANY AND ALL UNITS OF LIMITED PARTNERSHIP INTEREST OF
                       CENTURY PROPERTIES GROWTH FUND XXII
                            FOR $535 PER UNIT IN CASH


We will accept all units in response to our offer. If units units are validly tendered and not properly withdrawn would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on November 9, 1999, prior to the expiration date and the purchase of all such unless we extend the deadline.

WE WILL PAY ANY TRANSFER FEES, BROKERAGE FEES OR COMMISSIONS THAT MAY ARISE UPON YOUR TENDER OF UNITS TO US IN THIS OFFER.

Our offer is not subject to any minimum number of units being tendered.

SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $535 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Although your partnership's agreement of limited partnership provides for termination in the year 2010, the prospectus pursuant to which the units were sold in 1984 indicated that the properties owned by your partnership might be sold within 5 to 8 years of their acquisition if conditions permitted.

     o Your general partner and the property manager of the residential properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


                                                        (continued on next page)
      --------------------------------------------------


     If you desire accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this offer to purchase. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                October 18, 1999


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(continued from cover page)

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher or lower price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.


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                                  INTRODUCTION

         On October 12, 1999, we commenced an offer to acquire all of the outstanding units in your partnership, each in exchange for $513 in cash. We are now offering to purchase all units for the purchase price of $535 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from October 12, 1999 until the expiration date. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999, this Supplement, and in the accompanying letter of transmittal.

         If you tender your units in response to our offer, we will pay any transfer fees imposed for the transfer of units by your partnership. We will also pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. However, you will have to pay any governmental transfer taxes that apply to your sale (see Instruction 8 in the letter of transmittal).

         We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         Our offer will expire at 5:00 p.m., New York City time, on November 9, 1999, unless extended.

         Our offer is hereby supplemented and amended as follows:

         1. Paul J. McAuliffe, Executive Vice President - Capital Markets, has been appointed to the additional position of Chief Financial Officer. Any reference to Troy Butts as Chief Financial Officer is hereby deleted from Annex I.

         2. On September 28, 1999, ERP Operating Limited Partnership ("ERP"), commenced a tender offer, which it subsequently amended on October 14, 1999, to purchase up to 82,848 of the outstanding units at a purchase price of $530 per unit. IF YOU TENDERED YOUR UNITS IN SUCH OFFER, YOU MAY STILL TENDER YOUR UNITS TO US BY COMPLETING THE ENCLOSED LETTER OF TRANSMITTAL WHICH AUTHORIZES US TO DELIVER ON YOUR BEHALF A NOTICE OF WITHDRAWAL TO THE DEPOSITARY FOR SUCH OFFER.



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                  The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


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
                                   THE INFORMATION AGENT FOR THE OFFER IS:

                                    RIVER OAKS PARTNERSHIP SERVICES, INC.


               By Mail:                       By Overnight Courier:                       By Hand:

            P.O. Box 2065                       111 Commerce Road                    111 Commerce Road
      S. Hackensack, N.J. 07606-              Carlstadt, N.J. 07072                Carlstadt, N.J. 07072
                 2065                      Attn.: Reorganization Dept.          Attn.: Reorganization Dept.

                                        For information, please call:

                                          TOLL FREE: (888) 349-2005
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